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                                                                  Exhibit (a)(4)

                HARCOURT GENERAL AGREES TO $59.00 PER SHARE SALE

     CHESTNUT HILL, MA., October 27, 2000 - Harcourt General, Inc. (NYSE:H) today announced that its Board of Directors has approved a definitive agreement to sell the Company for $59.00 per common share in cash to Reed Elsevier plc, the London-based worldwide publisher. Harcourt General said the transaction was valued at approximately $5.6 billion, including the assumption of approximately $1.2 billion of debt.

     The definitive agreement provides for a cash tender offer by a subsidiary of Reed Elsevier for all of the Harcourt General outstanding common shares for $59.00 per share. The tender offer will commence on or about November 7, 2000. The tender offer is subject to a minimum tender condition of a majority of the fully diluted Harcourt common shares being validly tendered and not withdrawn. The agreement is also subject to clearance under antitrust laws of the tender offer and the transaction between Reed Elsevier and The Thomson Corporation (TSE:TOC) described below, as well as other customary closing conditions. The transaction is expected to close in the first quarter of 2001. The tender offer also extends to all of the Series A shares for $77.29 per share.

     Richard A. Smith, chairman of Harcourt General, said, "We are pleased to have reached this agreement, which continues our tradition of delivering significant value to shareholders. At the same time, the transaction provides an opportunity for our employees to become an integral part of two exceptional companies committed to investing in and continuing the success of the Harcourt businesses."

     The Smith family, which owns approximately 28 percent of the equity, has entered into a separate agreement with Reed Elsevier to tender all of their shares in the tender offer.

     Following the completion of the tender offer, Reed Elsevier will consummate a second-step merger in which the remaining Harcourt shares will be exchanged for the same cash consideration.

     Simultaneous with the closing of the transaction, Reed Elsevier will sell Harcourt's Higher Education Group; the NETglobal, Assessment Systems, Inc., and Drake Beam Morin businesses from Harcourt's Corporate and Professional Services Group; and the higher education portion of Harcourt Publishers International to The Thomson Corporation Toronto, Ontario.

     Harcourt General is a leading global multi-media publisher with more than $2.3 billion of annual revenues. It is organized into four operating groups: the K-12 Education Group, which includes Harcourt School Publishers, Holt Rinehart and Winston, Steck-Vaughn, and Harcourt Trade; the Higher Education Group, which includes Harcourt College Publishers, Harcourt Learning Direct, Harcourt Higher Education, and Professional Publishing; the
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Corporate and Professional Services Group, which includes The Psychological
Corporation, Assessment Systems, Inc., NETglobal, and Drake Beam Morin; and the Worldwide Scientific, Technical and Medical Group, which includes Harcourt Health Sciences, Academic Press, and Harcourt Publishers International.

                                     # # #

     Statements in this release referring to the expected future plans and performance of the Company are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance in the Company's businesses include, but are not limited to: the Company's ability to develop and market its products and services; the relative success of the products and services offered by competitors; integration of the acquired businesses; the seasonal and cyclical nature of the markets for the Company's products and services; changes in economic conditions; changes in public funding for the Company's educational products and services; and changes in purchasing patterns in the Company's markets. For more information, see the Company's filings with the Securities and Exchange Commission.

     Harcourt General, Inc. shareholders are advised to read the tender offer statement regarding the acquisition of Harcourt General, Inc., referenced in this press release, which will be filed by a subsidiary of Reed Elsevier and Reed Elsevier plc with the U.S. Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by a subsidiary of Reed Elsevier, with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Harcourt General, Inc. at no expense to them. These documents will be available at no charge at the SEC's web site at www.sec.gov.


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